Mail Stop 4-06

								September 14, 2006

Peter D. Fitzgerald
President and Chief Executive Officer
Photochannel Networks, Inc.
506 - 425 Carrall Street
Vancouver, British Columbia V6B 6E3, Canada

	Re:	Photochannel Networks, Inc.
      Form 20-F for Fiscal Year Ended September 30, 2005
Forms 6-K for Fiscal Quarters Ended December 31, 2005,
March 31, 2006, and June 30, 2006
      File No. 000-30148

Dear Mr. Fitzgerald:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended September 30, 2006

Auditors` Report, page 55

1. We note the auditor`s opinion refers to generally accepted accounting standards applicable in Canada. Pursuant to the PCAOB`s
Auditing Standard No. 1 (AS 1), the auditor`s opinion should state compliance with the standards of the Public Company Accounting Oversight Board (PCAOB). Tell us how the auditor`s opinion included in your filing complies with the guidance in AS1. See also Section
III.D of the International Reporting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
,
which states "[i]nclusion of Canadian GAAS reports by MJDS registrants is acceptable only when their financial statements are included in MJDS forms."
2. Tell us how you considered the requirement to include a signed audit opinion in accordance with Rule 2.02(a) of Regulation S-X.

Certifications Required by Section 302 of Sarbanes-Oxley Act of
2002
and SEC Rule 33-8124
3. We note that you refer to internal control over financial reporting in paragraph 4 of your Section 302 Certifications and you also included paragraph 4(b), despite the fact that you are not yet required to comply with Section 404 of the Sarbanes Oxley Act. Tell us what consideration you have given to the guidance in SEC Release
34-47986 when choosing to reference the Company`s internal control over financial reporting in your Section 302 Certifications.

******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Very truly yours,



							Kathleen Collins
      Branch Chief

Peter D. Fitzgerald
Photochannel Networks, Inc.
September 14, 2006
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